Ex-(a)(5)(v)

Two Nuveen Closed-End Funds Announce Final Results of Tender Offers; Nuveen Mortgage Opportunity Term Fund to Complete Fund Restructuring

NEW YORK, October 11, 2019 – Each of the Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and the Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT) announced the final results of a tender offer.

As previously announced, each fund conducted a tender offer allowing shareholders to offer their common shares for repurchase for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expired. The tender offers expired on October 7, 2019 at 5:00 p.m. Eastern time.

JLS

In JLS’s tender offer, 10,402,186 common shares were tendered, representing approximately 65.5 percent of the fund’s common shares outstanding. Properly tendered shares will be repurchased as promptly as practicable at the NAV of JLS as of the close of ordinary trading on the New York Stock Exchange on the expiration date, October 7, 2019, which was $23.1002 per share. Shareholders of JLS who have questions regarding the tender offer should contact Georgeson LLC, the fund’s information agent for the tender offer, at (800) 279-6913.

Effective October 14, 2019, the restructuring proposals previously approved by JLS’s Board of Trustees and, as applicable, by JLS’s shareholders will become effective. Specifically, (1) the fund’s Declaration of Trust will be amended to eliminate the term structure of the fund; (2) the fund will adopt a new fundamental investment objective to generate high current income through opportunistic investments in securitized credit; (3) Teachers Advisors, LLC, an affiliate of Nuveen, LLC, will begin serving as sub-adviser to the fund; (4) the fund will enter into a new Investment Management Agreement with Nuveen Fund Advisors, LLC that, among other things, will lower the management fee rate charged on average daily managed assets by 15 basis points at each breakpoint level; (5) Nuveen Fund Advisors, LLC will enter into an agreement to waive management fees or reimburse expenses in an amount equal to 1.5% of the fund’s managed assets for the first 6 months, 0.75% for the next 3 months and 0.25% for the next 3 months for the first year following October 14, 2019; and (6) certain non-fundamental policies of the fund will be modified to permit broader exposure to non-mortgage related asset-backed securities. Also on October 14, 2019, the fund’s name will change to “Nuveen Mortgage and Income Fund.” Additional information about the restructuring proposals is set forth in the fund’s proxy statement dated June 4, 2019. To raise liquid assets in connection with the recently completed tender offer, the Fund is currently not fully invested in accordance with its revised investment mandate. The Fund expects to invest in securities that meet the Fund’s new mandate within approximately 30 days.

JMT

The tender offer for JMT’s outstanding common shares will not be completed due to the fact that the number of shares properly tendered, 3,422,445, exceeded the limit of 2,403,569 set in the Offer to

Purchase and the conditions of the tender offer were not satisfied. In particular, completion of the tender offer was subject to a condition that the aggregate managed assets of the fund would equal or exceed $80 million as of the expiration date of the tender offer, taking into account the repurchase of shares properly tendered. Taking into account the repurchase of shares properly tendered in the tender offer, the aggregate managed assets of the fund would have been less than $80 million. Accordingly, no shares will be purchased by JMT in the tender offer, and all shares previously tendered but not withdrawn will be promptly returned.

In addition, because the conditions for completing the tender offer were not satisfied, the restructuring proposals described in JMT’s proxy statement dated June 4, 2019 that were previously approved by the JMT’s Board of Trustees and, as applicable, by JMT’s shareholders will not become effective. JMT will proceed to terminate on February 28, 2020, its scheduled termination date, unless the fund’s Board of Trustees extends the term in accordance with the charter documents of the fund.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has more than $1 trillion in assets under management as of 30 June 2019 and operations in 23 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

EPS-978394PR-E1019

###